WACHTELL, LIPTON, ROSEN & KATZ



                                                January 20, 1994



VIA FACSIMILE

Donald Oresman, Esq.
Paramount Communications Inc.
15 Columbus Circle
New York, New York 10023-7780


Dear Don:


     I enclose herewith an analysis that Allen & Company has provided to QVC with respect to the QVC and Viacom offers. QVC believes that its offer continues to be superior to the Viacom offer and that it is the Paramount Board's fiduciary duty to continue to recommend the QVC offer.


                                                Sincerely,

                                                /s/ Marty

                                                Martin Lipton



Enclosure

cc:    Messrs. Richard I. Beattie
               Felix Rohatyn
               (with enclosure)

                                   MEMORANDUM
                                   ----------


TO:       QVC Network, Inc.

FROM:     Allen & Company Incorporated

DATE:     January 20, 1994

- ---------------------------------------------------------------------------

     The following analysis is being provided to assist you in comparing the QVC-Paramount merger to the Viacom-Paramount and Viacom-Paramount-Blockbuster transactions.


Our analysis includes comparisons of:

1.  Market value of the transactions

2.  Financial soundness of the transactions

3.  Consensus trading prices for post-merger securities of QVC and Viacom

4.  Comparative liquidity of the common stocks of QVC and Viacom

     We believe that beyond this quantitative analysis there are substantive qualitative factors that affect the integrity and value of the Viacom offer which involve the CVRs and VCRs being issued and the nature of the operations of Viacom and Blockbuster.

PARAMOUNT CVRS AND BLOCKBUSTER VCRS ARE INEFFECTIVE AND DETRIMENTAL

.  Paramount CVRs provide no additional downside protection to Paramount
                          --
   shareholders
   - Viacom stock has already broken through $38 collar
     --------------------------------------------------

. The CVRs and VCRs undermine the soundness of the securities to be issued by Viacom because they constitute a double collar threatening significant dilution for shareholders. This overhang creates an uncertain environment for Viacom stock

. Viacom would only issue stock to satisfy the Paramount CVR if cash or debt were not available. In this scenario, by definition, Viacom would not be performing well, its stock would be under pressure and it would be the most dilutive time to issue shares

. If Viacom stock were to trade at $33 at the end of one year, as predicted by Wall Street analysts, Paramount CVRs and Blockbuster VCRs would represent an additional 53.1 million shares, or 13% of the pro forma shares outstanding

. Given recent Viacom trading volumes, it would take approximately 1,316 trading days to sell this number of shares in the open market

VIACOM ASSETS ARE UNDER SIGNIFICANT PRESSURE

. MTV's international operations are rumored to be under attack by a new televised music video joint venture by Sony, Time Warner, Thorn EMI and Philips Electronics (WSJ 1/20/94)

    - This venture would significantly limit and directly challenge international growth potential for MTV, its most significant growth market
    -  The joint venture partners control over 70% of worldwide music
    - The venture highlights MTV's vulnerability as a distributor, rather than an owner or creator of product, because it threatens future pricing and availability of product

.  Showtime is a declining asset under pressure

    - Encore, the newly formed, well capitalized and extremely aggressive pay channel, has signed both Disney and MCA to long-term contracts
    - Showtime is left with limited programming; only MGM and Tri-Star under contract
    -  Movie Channel and Flix are negligible operations

.  Television production operation virtually discontinued

. Viacom's aggressive litigation against the largest operators in the cable industry leaves the company in a vulnerable position with regard to distribution of new programming

WITH BLOCKBUSTER, VIACOM HAS COMBINED WITH A LOW TECHNOLOGY, CAPITAL INTENSIVE VIDEO RENTAL BUSINESS WITH A LIMITED LIFETIME

.  Viacom shareholders paid a premium for a high-priced retail stock
    -  Blockbuster shares trading near all time highs when deal announced
    - Merger values Blockbuster shares at 32x earnings of last twelve months ending 9/30/93, and 29x analyst earnings estimates for fiscal year ending December 31, 1993

.  Video on demand will virtually replace Blockbuster's current business
    - Cable operators, Bell operating companies and recently long-distance carriers (MCI) are significantly increasing investment in the "information superhighway" while accelerating upgrade and installation timeframes
    - Recognizing the limited lifetime of its existing business, Blockbuster management has been seeking a merger partner or joint venture during the past few years, with little success

.  Blockbuster's entry into music retail will be difficult
    -  Low growth
    -  Low margins
    -  High capital expenditures
    -  Strong competition
    - Music superstore concept already exists (this was not the case with video rental superstores). The best music retail locations already have superstores with existing name brand recognition

. Blockbuster operations and growth are very capital intensive - suited for a company with little leverage and significant free cash flow. Sustaining capital expenditures at levels necessary to grow the business will be problematic under a debt load in excess of $9 billion

I. QVC OFFER IS SUPERIOR TO THAT OF VIACOM

    .  Per share value of QVC offer is $4.50 greater than that of Viacom

    . Total value of QVC offer is approximately $554 million greater than that of Viacom

                                QVC OFFER                   VIACOM OFFER
                           ---------------------        ---------------------
                                         Blended                      Blended
                          Per Share    Per Share        Per Share   Per Share
                          ---------    ---------        ---------    --------
Cash          50.1%         $92.00       $46.09          $107.00       $53.61

Stock(a)      49.9%          62.92        31.40            36.76        17.47
Preferred     49.9%          16.00         7.98            15.20         7.59
Warrant       49.9%           3.20         1.60             1.91         0.95
CVR           49.9%            - -          - -             5.91         2.95
                               ---          ---             ----         ----
                            $82.12       $40.98           $58.04       $28.96
                            ------       ------           ------       ------

Total                                    $87.07                        $82.57
                                         ------                        ------


(a) As of close, 1/20/94



II. THE PRO FORMA QVC/PCI ENTITY WILL BE MORE FINANCIALLY SOUND THAN VIA/BV/PCI OR VIA/PCI


MATURITY OF DEBT
(In Millions)

                                                 VIA/BV                  QVC
                                                 ------                  ---

Short-term Debt due within one year              $4,800                    0
Debt or Preferred due 1-6 years                   2,900                1,300
                                                 ------                -----
   DEBT OR PREFERRED DUE WITHIN 6 YEARS          $7,700               $1,300
                                                 ------               ------

Debt or Preferred due 6-10 years                  1,100                1,370
Debt or Preferred due after 10 years                933                2,220
                                                    ---                -----
   Total Debt or Preferred                       $9,733               $4,890
                                                 ------               ------

TERMS OF FINANCING FOR TENDER OFFER
(In Millions)

                                                 VIA/BV                  QVC
                                                 ------                  ---
COMMON EQUITY                                      NONE               $1,750

Preferred                                         1,200                1,250

SHORT-TERM DEBT                                   4,800                  - -
Long-term Debt                                      600                2,670
                                                    ---                -----
  Total Debt                                     $5,400               $2,670
                                                 ------               ------


PRO FORMA INTEREST COVERAGES
(Calendar Year 1994)

                              QVC/PCI       VIA/PCI      VIA/BV/PCI
                              -------       -------      ----------

EBITDA/Interest                 2.6x          2.2x          2.5x

EBITDA/Fixed Charges            2.6x          2.2x          2.4x

EBITDA/Interest                 2.6x          2.0x          2.4x
  with CVR (a)
EBITDA/Fixed Charges            2.6x          2.0x          2.3x
  with CVR (a)

(a) Reflects additional interest costs if Viacom pays for Paramount CVRs in notes at end of first year.

. Blockbuster has heavy lease obligations which do not show up on the balance sheet as capitalized leases. Security analysts have recognized these lease obligations as a form of debt, which makes Blockbuster's capital structure more leveraged than it appears.

III. CONSENSUS TRADING PRICES FOR POST-MERGER SECURITIES OF QVC AND VIACOM

     The consensus opinion is that the combination of QVC's management team, its partners, and its increasingly profitable operations in the interactive world offer a more compelling vision than the VIA/BV combination.

                                        QVC/         VIA/BV/           VIA/
EXPECTED 1994 EBITDA MULTIPLE           PCI            PCI             PCI
- -----------------------------           ---            ---             ---

Oppenheimer                            14-15x          13x             12x
Kidder Peabody                           13x           12x
UBS Securities                           - -         11x-12x           12x
Salomon Brothers                         - -   Not comfortable with    13x
                                               12.5x - 13.5x (Hold)
SG Warburg                               15x           - -             13x


CALCULATION OF PRO FORMA STOCK PRICE

1994 EBITDA (a)                        $790           $1,670        $1,160
  estimates
Expected EBITDA
  multiple (a)                          15x              13x           13x

New Firm Value                      $11,850          $21,710       $15,080
Less Net Debt                         4,890            9,733         8,633
                                      -----            -----         -----
Equity Value                         $6,960          $11,977        $6,447
                                     ------          -------        ------

IMPLIED PRICE PER SHARE                 $43           $33(b)        $32(b)
                                        ---           ---           ---

IMPLIED PRICE PER SHARE WITH
  CVRS AND VCRS                                       $30(b)        $29(b)
                                                      ---           ---

- ----------------------------

(a)  Based on Wall Street analyst estimates
(b)  Represents weighted price for Viacom "A" and "B" shares. The non-voting
     "B" shares, which Paramount holders are receiving, will trade at a discount to the voting "A" shares

IV. BLOCKBUSTER AND PARAMOUNT MERGERS WILL FLOOD MARKET WITH VIACOM SHARES OF LIMITED LIQUIDITY


PRO FORMA SHARES OUTSTANDING
(In Millions)

                                           CLOSELY      PRESENTLY     ISSUED
                                            HELD         TRADED      TO PUBLIC       TOTAL
                                            ----         ------      ---------       -----
VIACOM
- ------

VIACOM SHARES CURRENTLY OUTSTANDING:         91.3          29.2          - -         120.5

NEW VIACOM SHARES ISSUED:
Viacom Shares Issued to BV                    - -           - -        169.5         169.5
Viacom Shares Issued to PCI                   - -           - -         57.1          57.1
Viacom Shares Issued for BV VCR (a)           - -           - -         34.1          34.1
Viacom Shares Issued for PCI CVR (a)          - -           - -         17.3          17.3
                                              ---           ---         ----          ----

  TOTAL VIACOM SHARES                        91.3          29.2        278.0         398.5
                                             ----          ----        -----         -----


QVC
- ---
QVC Shares Outstanding                       25.3          25.1          - -          50.4

QVC Shares Issued to Partners                29.2           - -          - -          29.2
QVC Shares Issued to PCI                      - -           - -         88.7          88.7
                                              ---           ---         ----          ----

  TOTAL QVC SHARES                           54.5          25.1         88.7         168.3
                                             ----          ----         ----         -----


(a)  Assumes average Viacom "B" price of $33 after one year.


. Viacom shares issued to Paramount and Blockbuster shareholders and those subject to distribution are 9.5x the number of shares presently held by
                               ----
   Viacom public shareholders. In contrast, QVC shares to be issued are only 3.5x the number presently held by QVC public shareholders.

COMPARISON OF DAILY TRADING VOLUMES
SINCE ANNOUNCEMENT OF DEALS

                                             QVC              VIACOM
                                             ---              ------

Average Weekly Volume                  3,495,335           1,055,865

AVERAGE DAILY VOLUME                     699,067             211,173

New Shares Issued to Public           88,700,000         278,000,000

TRADING DAYS NEEDED TO TRADE            127 DAYS          1,316 DAYS
  ALL OF NEWLY ISSUED SHARES

. Even assuming the artificially high trading volumes of the stocks since the deal was announced, it would take OVER 5 YEARS to trade the new Viacom
                                         ------------
   shares issued to the market and six months to trade the new QVC shares issued to the market.